Mail Stop 4561

February 10, 2006

James E. Lara
President and COO
MedAire, Inc.
80 E. Rio Salado Parkway, Suite 610
Tempe, Arizona

Re: MedAire, Inc.
       Amendment No. 3 to Form 10
       Filed on February 6, 2006
       File No. 0-51555

Dear Mr. Lara:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 32

We may issue shares of our capital stock or incur additional debt or other liabilities to complete an acquisition which would reduce the equity interest of our shareholders, page 34

1.   On page 42, you state that "the filing of the preliminary Information Statement on January 27, 2006 resulted in the immediate vesting of all outstanding stock options. As of December 31, 2005, there were options to purchase 2,258,007

shares of our Common Stock outstanding under the Plan, 1,382,007 of which were immediately exercisable, and the balance of which became immediately exercisable upon filing of the preliminary Information Statement." Please revise to note the potential dilutive effect of the immediate vesting of all outstanding stock options.

A significant amount of our Common Stock is or may be controlled by individuals or voting blocks, and the interests of such individuals or voting blocks could conflict with those of the other shareholders, page 37

2.   We reissue comment 4 in part. On page 41, you state that pursuant to the Letter Agreements your two largest shareholders will use their best efforts to "prepare and circulate consent resolutions for execution by shareholders that will elect a new slate of nine directors, six of whom shall be designees of Best Dynamic and three of whom shall be designees of Ms. Garrett." You also state that pursuant to the Letter Agreements your two largest shareholders will attempt to assure that James Allen Williams, a senior executive of International SOS Assistance, Inc., will be designated as the Chief Executive Officer of MedAire. Please revise this risk factor to note these facts and to note the risk of control over your business by your competitor International SOS Assistance, Inc.

Item 10. Recent Sales of Unregistered Securities, page 58

3.   We note that you relied on Rule 701 for options issued during the last three years. Please provide a more detailed analysis of the factual basis that supports your reliance on Rule 701. In this regard, we note that the sales price of options and warrants issued in 2005 appears to exceed $1,000,000.

Note 9. Segment Reporting, pages F-22 – F-25

4.   Please explain why the assets held in the Global Doctor segment decreased significantly as of December 31, 2004 from September 30, 2004 and then increased again as of September 30, 2005.

5.   We have reviewed your response to comment 12 and your disclosure on page 22 and still do not understand how you concluded that neither the long-lived assets nor goodwill have been impaired under SFAS 144 and SFAS 142, respectively at any of your testing dates between the acquisition date and September 30, 2005. Please tell us each date at which MedAire has tested the long-lived assets or goodwill for impairment and in cases of the goodwill impairment tests, whether the test was a result of your annual testing or in response to one of the indicators in paragraph 28 of SFAS 142. For each test, please tell us the following:

- The long-lived assets, including carrying amounts, comprising the asset group for purposes of each impairment test under SFAS 144, and whether goodwill has been included in that asset group.

- The fair value of the asset group as a whole determined in accordance with paragraph 22 of SFAS 144 and the fair value of the reporting unit determined in accordance with paragraph 23 through 25 of SFAS 142. Include an explanation of how those fair values have been determined in your response. Please note that we do not believe that the mining rights should be included in the reporting unit since MedAire has sold the rights and they no longer are assets of the company. We also do not understand how MedAire's listing on ASX represents an asset of Global Doctor and why it has been included in the reporting unit.

- Finally, if MedAire has failed the first step of the goodwill impairment test at any date, please explain how you allocated the fair value of the reporting unit to the assets and liabilities of Global Doctor.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

James E. Lara
MedAire, Inc.
February 10, 2006
Page 4

You may contact Matthew Maulbeck, Accountant, at (202) 551-3466 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tom Curzon, Esq. (*via facsimile*)